Mail Stop 0407

      							March 31, 2005

Via U.S. Mail and Fax
John B. Bartlett
Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA  01887

	RE:	UniFirst Corporation
		Form 10-K for the fiscal year ended August 28, 2004
		Filed November 12, 2004
		File No. 001-08504

Dear Mr. Bartlett:
      We have reviewed your supplemental response letter dated
March
11, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 18, 2005, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.


Form 10-K for the year ending August 28, 2004

Item 8. Financial Statements and Supplementary Data

1. We note your response to prior comment 4. As you state in your products and services description under Item 1, you provide full-service rental programs in which you rent uniforms and provide cleaning services, lease programs in which you rent uniforms (and other products) but do not provide cleaning services, and purchase programs in which you sell uniforms. Please tell us whether revenues from the lease programs are material and separately identifiable in your internal reports. If the lease program revenues are material and separately identifiable, as noted in our prior comment, please revise your Consolidated Statements of Income presentation in future filings to disclose separately rent revenues and associated costs in accordance with Rule 5-03(b) of Regulation S-X. If the revision is not appropriate, please explain why.

2. In order to clarify your response to comments 9 and 11, please give us a better understanding of your operating segment and
component management structures.   Please provide us an
organizational chart that identifies the various levels of
management
and summarizes their responsibilities.  In this regard:
* Identify your chief operating decision maker and provide us copies
of all reports that he reviews when allocating resources to and assessing the performance of your operating segments;
* Identify your segment management, as defined in paragraph 14 of
SFAS 131;
* Indicate whether you have regional directors (or equivalents)
and,
if so, explain to us the function of the regional director and identify who they report to in your organization. Tell us what financial information they provide to your chief operating decision
maker, if any.   If they do provide financial information, please
give us examples of those reports and the reports of subordinates upon which they rely in turn; and
* Tell us to whom your 140 US and Canadian Rental and Cleaning and
16
Specialty Garment Rental and Cleaning location supervisors report. Provide us examples of all the financial information that you regularly prepare on a location basis for upper management review. Identify for us the management levels in your organization that reviews this information.

3. We note your response to prior comment 9. In your response you state that in order to determine the three reporting units as defined by SFAS 142 you aggregated 140 components, or locations, for the US and Canadian Rental and Cleaning reporting unit, and you aggregated
16 components for the Specialty Garments Rental and Cleaning reporting unit. Please explain to us in more detail how your 140 US and Canadian Rental and Cleaning and 16 Specialty Garment Rental and
Cleaning locations are similar to each other economically in accordance with paragraph 30 of SFAS 142. Describe the extent to which each of these locations conducts: design, manufacture, purchase, rental, cleaning, delivery and sales operations; and in this regard, give us a more detail description of how these locations meet each of the aggregation criteria of paragraph 17 of SFAS 131 and the additional "similar economic characteristics" of EITF D-101.

4. We note in your response to prior comment 11 that the
description
of the typical Specialty Garment Rental and Cleaning operating segment customers appears to differ from your typical customers as
described in Item 1 of your Form 10-K.   Further, it is not clear
from your response to comment 11 whether or not the Nuclear Regulatory Commission environment imposes a more costly operating restriction on your Specialty Garment Rental and Cleaning operating segment. Please tell us the following:
* Describe the extent to which these two operating segments share assets and equipment;
* Explain the extent to which you need to invest in different equipment for each operating segment;
* Give us a better understanding of how your operating segment customer bases differ;
* Describe the additional operational burdens imposed by the Nuclear
Regulatory Commission on your Specialty Garment Rental and Cleaning operations and explain how these burdens affect the Specialty Garment
Rental and Cleaning operating segment`s performance characteristics;
* Quantify and compare the long-term financial performance characteristics of US and Canadian Rental and Cleaning and Specialty
Garment Rental and Cleaning operating segments, which you considered pursuant to paragraph 17 of SFAS 131; and
* Tell us the sales trends and average long-term average gross margins for both operating segments.

5. Further, your response to comment 11 indicates that your First Aid operating segment does not meet any of the 10 percent threshold criteria in paragraph 18 of Statement 131 and does not meet all of the aggregation criteria in paragraph 17 with another segment that does meet at least one of the 10 percent threshold criteria. Consequently, it appears that your First Aid operating segment cannot be aggregated. Please disclose this operating segment separately in an "all other" category as required by paragraph 21 of SFAS 131.

Form 10-Q for the quarters ended November 27, 2004

6. Please comply with all of the above comments in your future filings as applicable.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 824-5357 or
Joe Kempf, Senior Staff Accountant, at (202) 942-1979 if you have questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
John B. Bartlett
UniFirst Corporation
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